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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*


                       Smart & Final, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


             Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            831683107
           -------------------------------------------
                          (CUSIP Number)


                    Daniel S. Sternberg, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                    New York, New York 10006
                         (212) 225-2000
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         March 29, 1997
    ---------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 831683107                           Page 2 of 17
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Casino USA, Inc.
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       oo (See Item 3.)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER               12,415,925 (See Items 4 and 5.)
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               12,415,925 (See Items 4 and 5.)
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,415,925 (See Items 4 and 5.)
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.3% (See Items 4 and 5.)
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
---------------------------------------------------------------------

Item 1.    Security and Issuer.
           -------------------

           This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Smart & Final, Inc., a Delaware corporation (the "Company"), whose principal business and executive office is located at 4700 South Boyle Avenue, Vernon, California 90058.

Item 2.    Identity and Background.
           -----------------------

           This statement is filed by Casino USA, Inc. ("Casino
USA"). Casino USA is a Delaware corporation, the principal business of which is holding the equity securities of the Company. The address of the principal business and executive office of Casino USA is 524 Chapala Street, Santa Barbara,
California 93101. Certain information concerning the officers and directors of Casino USA is set forth on Appendix I hereto.

           Casino USA is a subsidiary of Casino
Guichard-Perrachon, S.A. (formerly Etablissements Economiques du Casino, Guichard-Perrachon et Cie) ("Casino"). Casino is a publicly-traded French societe anonyme. Casino and its subsidiaries are principally engaged in the retail grocery, restaurant, food production and other businesses in France and elsewhere throughout the world. The address of the principal business and executive office of Casino is 24, rue de la Montat, 42008 Saint-Etienne Cedex 2, France. Certain information concerning the officers and directors of Casino is set forth on Appendix II hereto.

           Casino is ultimately controlled by Mr. Jean-Charles Naouri. Mr. Naouri is a French citizen whose principal business is making and managing investments. Mr. Naouri's principal business address is 83, rue du Faubourg Saint Honore, 75008 Paris, France.

           During the last five years, neither Casino USA, Casino or Mr. Naouri, nor, to the best knowledge of Casino, any of the persons listed on Appendix I or II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Casino USA, Casino or Mr. Naouri, nor, to the best knowledge of Casino, any of the persons listed on Appendix I or II, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           As more fully described under Item 4 below, pursuant to the Transaction, on March 29, 1997, Casino USA acquired 1,625,000 newly-issued shares of Common Stock from the Company. These shares were issued to Casino USA in partial payment for 91 properties acquired by the Company from Casino USA and Casino Realty, Inc., a wholly-owned subsidiary of Casino USA ("Casino Realty").

Item 4.    Purpose of Transaction.
           ----------------------

           Casino (through Casino USA) acquired the entire equity interest in the Company's then parent company in 1984. In 1991 the Company again became a public company through an initial public offering of Common Stock. Immediately prior to the Transaction (described below), Casino USA owned 10,790,925 shares of Common Stock, which at that time represented approximately 53% of the then outstanding shares of Common Stock.

           On March 29, 1997, Casino USA acquired from the Company 1,625,000 shares of Common Stock (valued at $23.375 per share for purposes of the Transaction) and two five-year unsecured notes of the Company with an aggregate principal amount of $38,000,000 in exchange for 91 properties (the "Properties") with a net book value of approximately $71,440,000 (the "Transaction"). Prior to the Transaction, the Properties were owned by Casino USA and Casino Realty and were operated as Smart & Final stores. The Transaction was consummated pursuant to an Agreement for Conveyance of Real Property, dated as of October 31, 1996, amended by the First Amendment to Agreement for Conveyance of Real Property, dated as of December 19, 1996 (as amended, the "Transaction Agreement"). The Transaction Agreement is incorporated herein by reference as Exhibit 1 hereto. Pursuant to the Transaction Agreement, Casino USA and Casino Realty agreed to pay the Company certain management and administrative fees in an aggregate amount of $1,000,000, in three installments, the last of which is due January 15, 1999.

           As a result of its aggregate ownership of 55.3% of the outstanding shares of Common Stock, Casino USA and, by virtue of their control of Casino USA, Casino and Mr. Naouri, have the power to direct the election of all of the members of the Company's Board of Directors (the "Board of Directors"). The following officers and directors of the Company (collectively, the "Affiliated Parties") are affiliated with Casino USA and Casino as described below: (i) Mr. Pierre Bouchut, a director of the Company, is a director of Casino and its Director of Finance;
(ii) Jean-Louis Bourgier, a director of the Company, is a director of Casino, (iii) Mr. Christian P. Couvreux, a director of the Company, is the Executive Director and Deputy General Manager of Casino, (iv) Mr. Robert J. Emmons, the Chairman of the Board of Directors and Chief Executive Officer of the Company, is the chairman of the board of directors, chief executive officer and chief financial officer of Casino USA; (v) Antoine Guichard, a director of the Company, is a director and the secretary of Casino USA and the Chairman of the Executive Committee of Casino and (vi) Etienne Snollaerts, a director of the Company, is a director of Casino.

           Except as set forth herein, neither Casino USA, Casino or Mr. Naouri have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D although they may consider and explore from time to time a variety of alternatives with respect to the Company which might involve one or more of such actions. Additionally, the Affiliated Parties, in their capacity as officers of the Company or members of the Board of Directors, may, from time to time, propose that the Board of Directors consider one or more of such actions.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) and (b) Casino USA is the beneficial owner of 12,415,925 shares of Common Stock, which represent approximately 55.3% of the shares of Common Stock issued and outstanding (based on 22,438,749 shares of Common Stock outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998). Casino USA has the sole power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the Common Stock beneficially owned by it.

           To the best knowledge of Casino USA (based solely on the Company's Proxy Statement dated April 13, 1998), Mr. Emmons and certain trusts under his control are the beneficial owners of 731,500 shares of Common Stock, which represent approximately 3.3% of the shares of Common Stock issued and outstanding. To the best knowledge of Casino USA, Mr. Emmons has the sole power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Common Stock beneficially owned by Mr. Emmons and the above-mentioned trusts.

           At the date hereof, to the best knowledge of Casino USA, except as set forth herein or on Appendix I or II, neither Casino, Mr. Naouri or any of the persons listed on Appendix I or Appendix II beneficially owns any shares of Common Stock (other than shares of Common Stock beneficially owned by Casino USA of which one or more of such persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

           (c) During the last sixty days, no transactions in shares of Common Stock were effected by Casino USA, or to the best of its knowledge, by Casino, Mr. Naouri or any of the individuals listed on Appendix I or II.

           (d) and (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.
           -------------------------------------------------------

           Stock Purchase Agreement. The Company, Mr. Emmons, Casino and Casino USA are parties to a Stock Purchase Agreement, dated as of March 7, 1989, as amended by the First Amendment to Stock Purchase Agreement, dated as of December 29, 1996 (as amended, the "Stock Purchase Agreement"). The Stock Purchase Agreement is incorporated herein by reference as Exhibit 2 hereto. Pursuant to the Stock Purchase Agreement, Mr. Emmons is obligated to purchase 1,890,000 shares of Common Stock from the Company and Mr. Emmons and certain trusts under his control have to date purchased a total of 1,747,000 such shares for total aggregate consideration of approximately $7,858,100. Mr. Emmons remains obligated to purchase the remaining 143,000 shares of Common Stock at $8.90 per share by not later than March 7, 1999. Pursuant to the Stock Purchase Agreement, Casino USA has a right of first refusal to purchase any shares of Common Stock that are proposed to be sold by Mr. Emmons. The Stock Purchase Agreement also provides that Casino, until March 7, 1999, will cause its shares of Common Stock to be voted for the election of Mr. Emmons to the Board of Directors.

           On July 1, 1998, the parties to the Stock Purchase Agreement entered into the Second Amendment to Stock Purchase Agreement pursuant to which Casino has also granted to Mr. Emmons an option (the "Put Option") to sell to Casino or its designee, and Casino has agreed to purchase upon exercise of such option, up to 1,000,000 shares of Common Stock at a price per share equal to 99.7% of the average of the per share closing prices of the Common Stock as reported on the New York Stock Exchange Composite Transactions Tape for the 22 trading days preceding the date on which Mr. Emmons gives notice of his intent to exercise the Put Option. The Put Option may be exercised by Mr. Emmons, in part and from time to time, during the period commencing on January 1, 2000 and terminating on December 31, 2002. The Put Option may not be exercised (i) at any time with respect to fewer than 50,000 or more than 200,000 shares of Common Stock, (ii) within two months of any prior exercise, or (iii) with respect to more than 400,000 shares of Common Stock in the aggregate during any one calendar year. The Put Option will terminate immediately if at any time prior to January 1, 2000 Emmons voluntarily resigns his position as chief executive officer of the Company. The Second Amendment to the Stock Purchase Agreement , dated as of July 1, 1998, is incorporated herein by reference as Exhibit 3 hereto.

           The Stock Purchase Agreement provides that in the event the Company proposes to register any shares of Common Stock or other securities under the Securities Act of 1933, as amended (the "Securities Act"), the Company, subject to certain limitations, must include in such registration all shares of Common Stock that Mr. Emmons requests be included therein. The Company is required to pay all the fees and expenses of any such registration (excluding underwriting discounts relating to Mr. Emmons' shares) and has agreed to indemnify Mr. Emmons against certain liabilities that may arise in connection with any such registration.

           Registration Rights Agreement. The Company, Casino USA and Mr. Emmons are parties to a Registration Rights Agreement, dated as of August 6, 1991 (as amended, the "Registration Agreement"), as amended by the First Amendment to Registration Rights Agreement, dated as of August 6, 1996. The Registration Agreement, including the amendment thereto, is incorporated herein by reference as Exhibit 4 hereto. Pursuant to the Registration Agreement, each of Casino USA and Mr. Emmons has the right to require the Company to register shares of Common Stock under the Securities Act. Each of Casino USA and Mr. Emmons may make three demands for registration. The Company's obligation to effect such registration is subject to certain limitations including limitations relating to the number of shares to be registered and the timing of such registrations. The Company is not obligated to effect any such registration if, in the good faith judgment of the Board of Directors, such registration would have a material adverse effect on a pending or proposed public offering of the Company's securities or certain other transactions. In the event the Company proposes to register any shares of Common Stock or other securities under the Securities Act, the Company, subject to certain limitations, must include in such registration all shares of Common Stock that Mr. Emmons or Casino USA requests be included therein. The Company is required to pay all the fees and expenses of any offering made pursuant to the Registration Agreement (excluding underwriting discounts relating to Mr. Emmons' or Casino USA's shares) and has agreed to indemnify Mr. Emmons and Casino USA against certain liabilities that may arise in connection with any such offering.

           Except as set forth above, to the best knowledge of Casino USA, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and the persons named on Appendix I or II or among such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over securities of the Company.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

Exhibit 1 Transaction Agreement (together with amendment thereto), incorporated herein by reference to
               Exhibit 10.69 to the Company's Definitive Proxy
               Statement dated February 19, 1997.

Exhibit 2      Stock Purchase Agreement (together with
               certain of the amendments thereto), incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1
               (Registration No. 33-41103) which became effective on July 30, 1991.

Exhibit 3      Second Amendment to the Stock Purchase
               Agreement, dated as of July 1, 1998.

Exhibit 4 Registration Rights Agreement (together with amendment thereto) , incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report for the fiscal year ended December 29, 1991 on Form 10-K, which was filed on March 24, 1992.

                             SIGNATURE
                             ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 1998

                               CASINO USA, INC.



                               By:    /s/ Jane Orenstein
                                    -----------------------
                               Name:  Jane Orenstein
                               Title: Secretary

                            APPENDIX I

               OFFICERS AND DIRECTORS OF CASINO USA

           The following table sets forth the name, citizenship, business address, position with Casino USA and present principal occupation of each director and officer of Casino USA.

--------------------------------------------------------------------------
Name,              Position with        Principal          Address
Citizenship          Casino USA         Occupation
and Shares of
Common Stock
Beneficially
Owned
--------------------------------------------------------------------------
Christian          Director            Chairman of the    24, rue de la
Couvreux                               Management         Montat, 42008
(France)                               Board of           Saint-Etienne,
23,059 Shares                          Casino             Cedex 2,
                                                          France

--------------------------------------------------------------------------
Pierre Bouchut     Director            Member of the     24, rue de la
(France)                               Management        Montat, 42008
24,014 Shares                          Board; Chief      Saint-Etienne,
                                       Financial         Cedex 2, France
                                       Officer of
                                       Casino
--------------------------------------------------------------------------
Antoine            Director and        Member of the     24, rue de la
Guichard           Secretary           Supervisory       Montat, 42008
(France)                               Board of Casino   Saint-Etienne,
1,514 Shares                                             Cedex 2,
                                                         France
--------------------------------------------------------------------------
Robert J.          Chairman,           Chairman of the   4700 South
Emmons (United     President,          Board and Chief   Boyle Avenue,
States)            Chief Executive     Executive         Vernon,
731,500 Shares     Officer and         Officer of the    California
                   Chief Financial     Company           90058
                   Officer
--------------------------------------------------------------------------
Wayne Geffen       Assistant           Assistant         4700 South
(United States)    Secretary           Comptroller of    Boyle Avenue,
20 Shares                              the Company       Vernon,
                                                         California
                                                         90058
--------------------------------------------------------------------------
Mary McMahon       Assistant           Property          524 Chapala
(United States)    Treasurer           Manager of the    Street, Santa
 174 Shares                            Company           Barbara,
                                                         California
                                                         93101
--------------------------------------------------------------------------
Jane Orenstein     Secretary           Assistant         4700 South
(United States)                        General           Boyle Avenue,
20 Shares                              Counsel of the    Vernon,
                                       Company           California
                                                         90058
--------------------------------------------------------------------------

                            APPENDIX II

                 OFFICERS AND DIRECTORS OF CASINO

           The following table sets forth the name, business address, position with Casino and present principal occupation (if different) of each director and officer of Casino. Unless otherwise indicated, each of persons listed below is a citizen of France.

---------------------------------------------------------------------------
       Name          Position with        Principal          Address
                        Casino           Occupation
---------------------------------------------------------------------------
Christian          Chairman of the                      24, rue de la
Couvreux           Management                           Montat, 42008
                   Board                                Saint-Etienne,
                                                        Cedex 2, France
---------------------------------------------------------------------------
Pierre Bouchut     Member of the                        24, rue de la
                   Management                           Montat, 42008
                   Board; Chief                         Saint-Etienne,
                   Financial                            Cedex 2, France
                   Officer
---------------------------------------------------------------------------
Jean-Louis         Manager --                           24, rue de la
Bourgier           International                        Montat, 42008
                   and Affiliates                       Saint-Etienne,
                                                        Cedex 2, France
---------------------------------------------------------------------------
Etienne            Manager -- Non-                      24, rue de la
Snollaerts         Food Purchasing                      Montat, 42008
                   and Logistics                        Saint-Etienne,
                                                        Cedex 2, France
---------------------------------------------------------------------------
Jean-Charles       Chairman of the    Chairman of       83, rue du
Naouri             Supervisory        Euris S.A.        Faubourg Saint
                   Board                                Honore, 75008
                                                        Paris, France
---------------------------------------------------------------------------
Yves Guichard      Vice- Chairman     Director,         2, rue du
                   of the             Eurosia           Miromesnil,
                   Supervisory                          Place Beauvau,
                   Board                                75008 Paris,
                                                        France
---------------------------------------------------------------------------
David Dautresme    Member of the      Managing          121, boulevard
                   Supervisory        Partner, Lazard   Haussmann,
                   Board              Freres & Cie.     75008 Paris,
                                                        France
---------------------------------------------------------------------------
Francois de        Member of the      Director, Euris   83, rue du
Montaudouin        Supervisory        S.A.              Faubourg Saint
                   Board                                Honore, 75008
                                                        Paris, France
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Pierre Feraud      Member of the      Chairman,         83, rue du
                   Supervisory        Fonciere Euris    Faubourg Saint
                   Board              S.A.              Honore, 75008
                                                        Paris, France
---------------------------------------------------------------------------
Gerard             Member of the      Chairman of       1, rue
                   Supervisory        Suez Lyonnaise    d'Astorg, 75008
Mestrallet         Board              des Eaux          Paris, France
---------------------------------------------------------------------------
Antoine            Member of the                        24, rue de la
                   Supervisory                          Montat, 42008
Guichard           Board                                Saint-Etienne,
                                                        Cedex 2, France
---------------------------------------------------------------------------
Marc Ladreit de    Member of the      Chairman,         97, rue de
Lacharriere        Supervisory        Fimalac et Cie.   Lille, 75007
                   Board                                Paris, France
---------------------------------------------------------------------------
Andre Crestey      Member of the      Chairman,         171, avenue
                   Supervisory        Omnium de         Charles de
                   Board              Commerce et de    Gaulle, 92521
                                      Participations    Neuilly sur
                                      S.A.              Seine, France
---------------------------------------------------------------------------
Gilles             Member of the      Director,         24, rue de la
Pinoncely          Supervisory        Eurosia           Montat, 42008
                   Board                                Saint-Etienne,
                                                        Cedex 2, France
---------------------------------------------------------------------------
David de           Member of the      Statutory         17, avenue
Rothschild         Supervisory        Managing          Matignon, 75008
                   Board              Partner,          Paris, France
                                      Rothschild et
                                      Cie. Banque
---------------------------------------------------------------------------

                           EXHIBIT INDEX
                           -------------


                            Exhibit                            Page
                            -------                            ----

1.      Transaction Agreement (together with amendment           *
        thereto).

2.      Stock Purchase Agreement (together with
        amendments thereto).                                     *

3.      Second Amendment to the Stock Purchase
        Agreement.                                              13

4.      Registration Agreement (together with
        amendment thereto).                                      *

---------------
* incorporated by reference

                                                        Exhibit 3


           SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT
           --------------------------------------------

           SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT (this
"Amendment"), dated as of July 1, 1998, between ROBERT J. EMMONS
("Emmons") and CASINO GUICHARD-PERRACHON, S.A., a French societe anonyme ("Casino").

           WHEREAS, Emmons and Casino, together with Smart & Final Inc. (the "Company") and Casino USA, Inc. ("Casino USA"), are parties to a certain Stock Purchase Agreement dated as of March 7, 1989, as amended (the "Stock Purchase Agreement").

           WHEREAS, the Stock Purchase Agreement provided for the grant to Emmons of certain rights to require Casino to purchase shares of common stock of the Company owned by Emmons, which rights have expired by their terms.

           WHEREAS, Emmons currently owns and may in the future acquire certain shares of common stock of the Company and Casino, as an inducement to Emmons to continue to serve as chief executive officer of the Company, wishes to grant to Emmons an option to sell to Casino certain of such shares on the terms and conditions set forth below.

           WHEREAS, Emmons and Casino wish to amend the Agreement to provide for the grant of such option to Emmons and the Company and Casino USA wish to consent to such Amendment.

           NOW THEREFORE, the parties hereby agree as follows:

           1. Grant of Option. (a) Casino hereby grants to Emmons an option (the "Option") to sell to Casino (or a designee of Casino), free and clear of any claims, liens, encumbrances, security interests and charges of any nature whatsoever ("Liens"), and Casino hereby agrees to purchase (or to cause a designee to purchase) upon exercise of the Option, up to an aggregate of 1,000,000 shares of issued and outstanding common stock, par value $0.01 per share, of the Company ("Shares"), at the times, in the manner and subject to the limitations set forth in this Amendment, at a purchase price per Share determined separately for each exercise of the Option equal to 99.7% of the average of the closing prices of the Shares on the New York Stock Exchange, as reported on the New York Stock Exchange Composite Transactions Tape, for the 22 trading days immediately preceding the date on which the relevant Exercise Notice (as defined below) is given (the "Exercise Price").

           (b) Casino shall be entitled to designate one or more other persons or entities (including Casino USA) as the purchaser of all or a portion of the Shares to be purchased in connection with any exercise of the Option (provided that if a sale to any designee, other than Casino USA, results in Emmons incurring any cost or fees that would not have been incurred in a sale directly to Casino, such additional cost or fees shall be borne by Casino (or its designee)).

                                                              2.


           (c) The Option may be exercised by Emmons, in part, from time to time during the period commencing on January 1, 2000 and terminating on December 31, 2002 (the "Option Period"); provided, however, that the Option may not be exercised (i) at any one time with respect to fewer than 50,000 or more than 200,000 Shares, (ii) within two months of any prior exercise, or
(iii) with respect to more than 400,000 Shares in the aggregate during any one calendar year. The Option shall terminate and Casino shall have no further obligations hereunder after the Option Period. Notwithstanding the foregoing, this Amendment and the Option will terminate immediately if at any time on or prior to December 31, 1999 Emmons voluntarily resigns his position as chief executive officer of the Company.

           2. Exercise of Option; Purchase of Shares. (a) In the event Emmons wishes to exercise the Option, Emmons shall send a written notice to Casino specifying the number of Shares he wishes to sell, the Exercise Price applicable to such exercise (together with a calculation of such Exercise Price) and an account for the payment of the exercise price (an "Exercise Notice"). Any Exercise Notice shall be irrevocable.

           (b) Within 15 days from its receipt of any Exercise Notice, Casino will notify Emmons in writing of a date not later than 30 days from the date of such Exercise Notice for a closing of the purchase of Shares pursuant to such Exercise Notice (a "Closing") and the name of any designee purchaser(s) of Shares. At each Closing, (a) Emmons will deliver to Casino (or its designee(s)) (i) a certificate or certificates representing the number of Shares being purchased in proper form for transfer upon exercise of the Option and (ii) an opinion of counsel, reasonably satisfactory in form and substance to Casino, to the effect that the sale of Shares pursuant to the Option will not violate the Securities Act of 1933 (or any applicable state law governing the offer and sale of securities) and the rules and regulations thereunder, and (b) Casino (or its designee(s)) shall pay the aggregate purchase price for the Shares to be purchased at the Closing by wire transfer to the account designated in the Exercise Notice of immediately available funds in the amount of the applicable Exercise Price times the number of Shares to be purchased.

           3. Representations and Warranties of Emmons. Emmons represents and warrants to Casino (and its designees) that: (a) this Amendment has been duly executed and delivered by Emmons and constitutes a valid and legally binding obligation of Emmons enforceable in accordance with its terms; (b) no authorization, consent or approval of, or any filing with, any public body or authority is necessary for consummation by Emmons of the transactions contemplated hereby; and (c) any Shares sold to Casino (or its designees) upon exercise of the Option will be transferred free and clear of all Liens and Casino (or its designees) will receive good title to all of such Shares, free and clear of all Liens.

           4. Representations and Warranties of Casino. Casino represents and warrants to Emmons that: (a) this Amendment has been duly authorized, executed and delivered by Casino and constitutes a valid and legally binding obligation of Casino enforceable in accordance with its terms; and (b) no authorization, consent or approval of, or any filing with, any public body or authority is necessary for consummation by Casino of the transactions contemplated by this Amendment.

                                                              3.


           5. Expenses. Each party hereto shall pay their own expenses incurred in connection with this Amendment and any exercise of the Option.

           6. Entire Agreement; Amendment. This Amendment sets forth the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto (including in particular Sections 6.1 and 6.2 of the Stock Purchase Agreement which are replaced in their entirety by this Amendment). Except as expressly amended hereby, the Stock Purchase Agreement shall remain in effect in all respects in accordance with its terms. This Amendment may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Emmons and Casino. Except for the right of Casino to designate purchasers of Shares, no party to this Amendment may assign any of their rights or obligations under this Amendment without the prior written consent of the other party hereto.

           7. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but each of which together shall constitute one and the same document.

           8. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflicts of laws.

           9. Binding Effect. This Amendment shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. Nothing expressed or referred to in this Amendment is intended or shall be construed to give any person other than the parties to this Amendment, or their respective successors or permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Amendment or any provision contained herein. If any term of this Amendment is held to be invalid, void or unenforceable, the remainder of the terms of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

           10. Notices. All notices and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered in person or sent by facsimile transmission (followed by overnight courier) to the parties as follows:

           If to Emmons, to:

           Robert Emmons
           736 Cima Linda Lane
           Santa Barbara, California  93108
           Facsimile No.: 805.565.3183

                                                              4.


           If to Casino, to:

           Casino Guichard-Perrachon, S.A.
           24, rue de la Montat
           42008 Saint-Etienne Cedex 2
           France
           Facsimile No.: 011.33.4.77.45.39.90
           Attention:  Pierre Bouchut

           with a copy to:

           Cleary, Gottlieb, Steen & Hamilton
           One Liberty Plaza
           New York, New York  10006
           Facsimile No.: 212.225.3999
           Attention:  Daniel S. Sternberg

           or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

           IN WITNESS WHEREOF, Emmons and Casino have duly executed this Amendment as of the day and year first above written.


                    _______________________
                    ROBERT J. EMMONS



                    CASINO GUICHARD-PERRACHON, S.A.


                    By: ______________________
                        Christian Couvreux


                    By: ______________________
                          Pierre Bouchut

                                                              5.

Consented to:


CASINO USA, INC.


By:______________________


SMART & FINAL INC.


By:______________________